EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

STATE OF INCORPORATION
New South Federal Savings Bank	Federal Savings Bank
New South Agency, Inc.	Alabama
Avondale Funding.com, inc.	Delaware
DPH Mortgage, Ltd. (50%)	Texas Limited Partnership
Collateral Agency of Texas, Inc.	Texas
New South Management Services, LLC	Delaware
OneSource Mortgage, LLC (50.5%)	Delaware
SAL Mortgage Services, LLC (50.5%)	Delaware
New South Real Estate, LLC	Nevada
New South DIL, LLC	Nevada
Avalon Mortgage, LLC (50.5%)	Alabama